UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 23)*

The Denali Fund Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

24823A102
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, CO  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           949,751
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    949,751
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	949,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	22. 8%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           1,030,344
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    1,030,344
Person With
10.           Shared Dispositive Power                               0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,030,344

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	24.8%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           1,159,729
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    1,159,729
Person With
10.           Shared Dispositive Power                                0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,159,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	27.9%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           56,608
Shares Bene-
ficially                                  8.           Shared Voting Power                                        0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    56,608
Person With
10.           Shared Dispositive Power                                0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	56,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.4%

14.	Type of Reporting Person (See Instructions)	OO

 CUSIP No. 24823A102

1.	Names of Reporting Persons or
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 23 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.0001 par value per share (the "Shares"), of The Denali Fund Inc., a Maryland corporation (the "Company").  Items 2, 3, 4 and 5 of this statement, previously filed by the Lola Brown Trust No. 1B (the “Lola Trust”), the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Evergreen Trust (the “Evergreen Trust”), and the Susan L. Ciciora Trust (the “Susan Trust”), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described in prior filings, are hereby amended, or amended and restated, as set forth below.

Item 2.                                Identity and Background.

No change except for the addition of the following:

(a)           This statement is filed by the Stewart West Indies Trust (the “West Indies Trust”), as the direct beneficial owner of shares, and by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Lola Trust, the Mildred Trust, the Evergreen Trust, the Susan Trust, and the West Indies Trust are collectively referred to herein as the “Reporting Persons”).  By signing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.  The Lola Trust, Mildred Trust, Evergreen Trust, Susan Trust and the West Indies Trust are collectively referred to herein as the “Trusts.”
The West Indies Trust is a trust domiciled in and administered under the laws of the state of Alaska.  The sole trustee of the West Indies Trust is Alaska Trust Company (“Alaska Trust”).  Such trustee may be deemed to control the West Indies Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the West Indies Trust.

As a result of his advisory role with the other Reporting Persons, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the other Reporting Persons.  However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the other Reporting Persons.

(b)           The business address of the West Indies Trust and Alaska Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Alaska 99501.  The business address of Mr. Horejsi is 2344 Spruce Street, Suite A, Boulder, Colorado 80302.

(c)           The West Indies Trust is an irrevocable grantor trust organized by Stewart R. Horejsi for the benefit of his issue.  Alaska Trust is an Alaska corporation and chartered public trust company, which is majority owned by the West Indies Trust.

Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of Boulder Investment Advisers, LLC ("BIA") and Rocky Mountain Advisers, LLC (“RMA”) and the Portfolio Manager and Investment Officer of Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA").  BIA, RMA and SIA are registered investment advisers.  BIA and SIA are co-investment advisers to three closed-end investment companies, the Boulder Total Return Fund, Inc., Boulder Growth & Income Fund, Inc. and the Company.  SIA and RMA are co-investment advisers to one closed-end investment company, First Opportunity Fund, Inc.

(d)           None of the Reporting Persons or Alaska Trust have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons or Alaska Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Mr. Horejsi is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

As reported in Item 5(c), on November 30, 2014, the Evergreen Trust transferred and gifted to the West Indies Trust, and the West Indies Trust thereby acquired from the Evergreen Trust, 56,608 Shares. This inter-trust transfer and gift was in connection with the dissolution of the Evergreen Trust.  No funds were required in connection therewith.

Item 4.                                Purpose of Transaction.

No change except for the addition of the following:

As reported in Item 5(c), the Evergreen Trust transferred and gifted to the West Indies Trust, and the West Indies Trust thereby acquired from the Evergreen Trust, 56,608 Shares.  This inter-trust transfer and gift was in connection with the dissolution of the Evergreen Trust. Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.                                Interest in Securities of the Issuer.

No change except for the addition of the following:

(a)           The Lola Trust is the direct beneficial owner of 949,751 Shares, or approximately 22.8% of the 4,157,117 Shares outstanding as of April 30, 2014 (the “Outstanding Shares”), according to information contained in the Company’s most recent semi-annual report to stockholders.

The Mildred Trust is the direct beneficial owner of 1,030,344 Shares, or approximately 24.8% of the Outstanding Shares.

As of November 30, 2014, the Evergreen Trust no longer beneficially owns any Shares and will cease to be a Reporting Person on this Schedule 13D after the filing of this Amendment No. 23.

The Susan Trust is the direct beneficial owner of 1,159,729 Shares, or approximately 27.9% of the Outstanding Shares.

The West Indies Trust is the direct beneficial owner of 56,608 Shares, or approximately 1.4% of the Outstanding Shares.

By virtue of the relationships previously reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi disclaims all such beneficial ownership.

By virtue of the relationships and transactions previously described in this statement, the Reporting Persons may be deemed to constitute a group.  Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(b)           Each Reporting Person has the sole direct power to vote and to direct the disposition of the Shares held by it.  By virtue of the relationships described in this Statement, Mr. Horejsi may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the other Reporting Persons, but Mr. Horejsi disclaims all such beneficial ownership.  The trustees of each of the Lola Trust and the Mildred Trust may be deemed to share the indirect power to vote and direct the disposition of the Shares held by such trusts, but each of the trustees of such trusts disclaim all such beneficial ownership.  The trustees of each of the Susan Trust and the West Indies Trust may be deemed to share the indirect power to vote and direct the disposition of the Shares held by such trusts.

(c)           The table below sets forth information relating to the transfer and gift of 56,608 Shares by the Evergreen Trust to the West Indies Trust, and the West Indies Trust’s acquisition of such Shares from the Evergreen Trust. Such inter-trust transfer and gift was effected by the Evergreen Trust and the West Indies Trust in a privately negotiated transaction and in connection with the dissolution of the Evergreen Trust.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
11/30/2014	56,608	$22.88

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2014

/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust Company, trustee of the Lola Brown Trust No. 1B, Mildred B. Horejsi Trust, Evergreen Trust, Susan L. Ciciora Trust and the Stewart West Indies Trust.